

Mail Stop 3561

December 16, 2015

Scott M. Deakin
Executive Vice President and Chief Financial Officer
Lydall, Inc.
One Colonial Road
Manchester, CT 06042

> **Re: Lydall, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 3, 2015**
> **File No. 001-07665**

Dear Mr. Julian:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis

Consolidated Results of Operations, page 20

1. We note your discussion and analysis of cost of sales is limited to the context of gross margin and operating income, which does not address your cost of sales directly. Please supplement your disclosure with a discussion and analysis of cost of sales on a stand-alone basis (not in the context of gross margin or operating income). Please include separate quantification and discussion of changes in significant components of cost of sales that caused cost of sales to materially vary (or not vary when expected to). Additionally, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed and quantified. Given the potential for differing or offsetting results in your various segments, please provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed) if a change in a segment's cost of sales materially impacts the segment's measure of profit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure